Exhibit 99.1

GoldMining Confirms Additional Mineralization at the São Jorge Project, Brazil, Including 19 Metres Grading 1.24 g/t Gold

Vancouver, British Columbia – July 9, 2024 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce additional assay results from the previously announced drilling program at the Company’s 100% owned São Jorge Project ("São Jorge" or the "Project") in the Tapajós gold district ("Tapajós"), Pará State, Brazil. The diamond core drilling component of the program, which is now complete, consisted of 1,077 metres ("m"). The objectives of the program included confirmatory drilling within and near the margins of the existing São Jorge gold deposit (the "Deposit"), as well as exploratory drilling approximately one kilometre away from known mineralization in an area with no previous drilling.

Assay results for two additional diamond drill holes (SJD-121-24 and SJD-122-24) have been received, which combined with the previously released hole, SJD-120-24 (see news release dated June 18, 2024), have successfully completed the confirmatory component of drilling within and near the margins of the Deposit.

Highlights include:

o	SJD-122-24:

o	19 m at 1.24 grams per tonne (g/t) gold (Au) from 61 m depth, including:

■	7 m at 2.98 g/t Au from 68 m depth.

o	SJD-121-24:

o	18 m at 0.70 g/t Au from 86 m depth, including:

■	8 m at 1.14 g/t Au from 88 m

Tim Smith, Vice President of Exploration, commented: “We are pleased to announce additional results from the recently completed drilling at São Jorge. The results from these two drill holes near the western known extents of the main São Jorge deposit further help to delineate the corridor of mineralization consisting of multiple intercepts of gold mineralization and indicating a possible en echelon array of mineralized veins within the broader São Jorge high-strain corridor. Further oriented diamond core drilling will help to model these zones and improve resource confidence. Additionally, our auger drilling program is proceeding to map bedrock lithology and collect geochemical samples of the in situ saprolite located beneath broad surface soil anomalies, and it is anticipated this will help define vectors towards possible new zones of bedrock-hosted mineralization. We look forward to providing further updates from the São Jorge drilling program.”

Drill Program Details and Geological Description

São Jorge lies within the active and rapidly developing Tapajós Gold District (see Figure 1), which is estimated to have produced over 20 million ounces of gold historically from artisanal mining of surface deposits, according to the Brazil National Mining Agency. The Tapajós is home to Serabi Gold Plc.’s producing high-grade underground Palito Mine and G Mining Ventures Corp.’s ("G Mining") brand new Tocantinzinho open pit mine, which recently commenced commissioning of its processing facility (see G Mining news release June 11, 2024).

São Jorge is located immediately adjacent to paved Hwy BR-163 and a new 138 kV powerline corridor, which ties into the district electrical grid recently constructed for Tocantinzinho. Exploration activities at São Jorge are operated from a permanent camp near the existing Deposit and just 3 kilometres from the highway.

Tapajós River
Tocantinzinho - São Jorge Trend
BR-163
Bom Jardim
(Cabral)
Cuiú Cuiú
(Cabral)
Tocantinzinho
(G Mining)
Palito
(Serabi)
Matilda
(Serabi)
Moraes de Almeida
São Jorge
(GoldMining Inc)
Surubim
(GoldMining Inc)
Patrocínio
(Belo Sun)
Novo Progresso
Pará
Brazil
Gold Projects
GoldMining Inc
Other
Powerline
Highway
GOLDMINING
SÃO JORGE PROJECT
Pará State, Brazil
Location and Nearby Projects
70 Km

Figure 1 – Tapajós Gold District and location of São Jorge Project.

The Company commenced drilling at São Jorge in May 2024 (see news release dated May 29, 2024) and released results of the first confirmatory drill hole SJD-120-24 (see news release dated June 18, 2024) with an interval of 163 m at 1.02 g/t Au, including 37 m at 2.26 g/t Au (see Figure 2).

Mineralization comprises fracture-controlled sulphide ± quartz veins, with the sulphides consisting of dominant pyrite with lesser chalcopyrite, along metre-scale northwest-southeast striking shear zones hosted within monzogranite and along a sheared footwall contact between monzogranite and syenogranite, which cumulatively defines the São Jorge high-strain corridor. Pyrite occurs as hairline stringers, disseminated grains and semi-massive pyrite in 3 – 5 cm thick veins. Higher gold grades are related to a higher abundance of sulphide minerals, particularly thicker veins, and/or a higher density of semi-massive to massive pyrite veins (see Figure 3).

SJD-121-24 and SJD-122-24 provided additional infill drilling in the western portion of the Deposit to support potential future resource interpolation and classification (see Figure 4). Drilling intersected multiple zones of mineralization hosted within the São Jorge high-strain corridor. SJD-122-24 demonstrated strong mineralization directly along strike of the main Deposit. SJD-121-24 intersected several zones of mineralization north of the established Deposit strike direction, representing possible en echelon northwest stepping of mineralized structures within a large low-grade envelope associated with the broader São Jorge high-strain corridor. See Tables 1 and 2 below for further information regarding the drilling.

For additional information regarding the São Jorge Project, including existing resource estimates and historical work at the project, please refer to the technical report titled “São Jorge Gold Project, Pará State, Brazil: Independent Technical Report on Mineral Resources”, prepared for the Company and dated effective May 31, 2021, which is available under the Company’s profile at www.sedarplus.ca.

655800
656400
657000
657600
658200
9283800
9283200
9282600
Au (g/t)
1
0.8
0.6
0.4
0.2
0
SJD-124-24
SJD-123-24
A
A'
SJD-121-24
SJD-122-24
SJD-120-24
Highway 3km
Camp & Core
Processing Facilities
Assays Received
Assays Pending
Previous Drilling
GOLDMINING
SÃO JORGE PROJECT
Pará State, Brazil
Drilling Plan Map
07/02/2024
UTM SAD 69
0
250
500
m

Figure 2 – São Jorge gold deposit drill hole locations, including locations of SJD-121-24, SJD-122-24 and other drill holes pending assay results. Section line ‘A-A’ as shown in Figure 4.

SJD-122-24
72-73 m
Au:15.67 g/t
Visite nosso site:
www.goldmining.com
GOLDMINING
cm
1 2 3 4 5 6
inch

Figure 3 - Core sample showing the strong visual nature of mineralization at São Jorge, comprising a 1-2 cm wide pyrite vein within SHD-122-24, which returned 15.67 g/t Au from 72.0 to 73.0 metres depth (see Table 1).

A
A'
SJD-121-24
SJD-068A-06
SJD-122-24
SJD-055-06
Oxide
Soil
280m
3m @ 1.31g/t Au
From 49m depth
18m @ 0.70g/t Au
From 86m depth
3m @ 0.80g/t Au
From 32m depth
19m @1.24g/t Au
From 61m depth
4m @ 0.47g/t Au
From 110m depth
E.O.H 126.43m
SJD-114-11
200m
5m @ 0.75g/t Au
From 191m depth
E.O.H 200.34m
Monzogranite
Mineralized
Corridor
Syenogranite
SJD-054-06
120m
SJD-053-06
≤ 0.50 g/t Au
0.50 - 1.00 g/t Au
1.00 - 2.00 g/t Au
2.00 - 5.00 g/t Au
≥ 5.00 g/t Au
GOLDMINING
40m
SÃO JORGE PROJECT
Pará State, Brazil
Drill hole Cross Section
Looking NE (± 50m slice)
0m
50m

Figure 4 – São Jorge gold deposit drill hole cross-section, showing location of recently completed SJD-121-24 and SJD-122-24, facing northeast (see section trace on Figure 2).

Table 1 – São Jorge assay intercepts from the first three holes of the 2024 drilling program, received as of July 9, 2024.

Hole Number	Interval From (m)	Interval To (m)	Core Length[1] (m)	Au Grade (g/t)
SJD-120-24	44.00	207.00	163.00	1.02
SJD-120-24	44.00	64.00	20.00	1.37
Including	45.00	50.00	5.00	2.82
Including	45.00	46.00	1.00	7.25
SJD-120-24	69.00	70.00	1.00	3.03
SJD-120-24	74.00	75.00	1.00	5.05
SJD-120-24	95.00	132.00	37.00	2.26
Including	97.00	98.00	1.00	11.47
Including	102.00	104.00	2.00	12.22
SJD-120-24	148.00	159.00	11.00	1.00
Including	152.00	155.00	3.00	2.31
SJD-120-24	166.00	179.00	13.00	1.35
SJD-120-24	195.0	207.0	12.00	1.15
including	201.00	206.00	5.00	2.24
Including	205.00	206.00	1.00	7.29
SJD-120-24	249.00	250.00	1.00	1.07
SJD-120-24	259.00	260.00	1.00	1.27
SJD-120-24	265.00	266.00	1.00	3.74
SJD-121-24	49.00	52.00	3.00	1.31
SJD-121-24	86.00	104.00	18.00	0.70
Including	88.00	96.00	8.00	1.14
SJD-121-24	191.00	196.00	5.00	0.75
SJD-122-24	32.00	35.00	3.00	0.80
SJD-122-24	61.00	80.00	19.00	1.24
Including	68.00	75.00	7.00	2.98
Including	72.00	73.00	1.00	15.67
SJD-122-24	110.00	114.00	4.00	0.47

Notes:

1.	True widths are estimated to be approximately 66% of downhole length, assuming primarily steeply dipping vein-hosted mineralization.

Table 2 – São Jorge 2024 drill hole collar location coordinates.

Hole Number	Easting Metres (UTM Zone 21S)	Northing Metres (UTM Zone 21S)	Elevation (m above sea level)	Depth (m)	Azimuth (Degrees)	Dip (Degrees)	Status
SJD 120-24	657535	9282655	209.45	271.84	335	-50	All assays received
SJD 121-24	656807	9283159	211.50	200.34	180	-50	All assays received
SJD 122-24	656810	9283020	214.90	126.43	180	-50	All assays received
SJD 123-24	656065	9283800	203.10	251.39	230	-50	Pending
SJD 124-24	656360	9284004	223.29	226.51	215	-50	Pending

Qualified Person

Paulo Pereira, P. Geo., President of GoldMining, has supervised the preparation of, and verified and approved, the scientific and technical information herein this news release. Mr. Pereira is a Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Data Verification

For this drill core sampling program, samples were taken from the NQ/HQ core by sawing the drill core in half, with one-half sent to SGS Geosol Laboratórios Ltda. ("SGS") in Brazil for assaying, and the other half of the core retained at the site for future reference. Sample lengths downhole were uniformly 1.0 m. SGS is a certified commercial laboratory in Vespasiano, Minas Gerais, Brazil, and is independent of GoldMining. GoldMining has implemented a quality assurance and quality control program for the sampling and analysis of drill core, including duplicates, mineralized standards and blank samples for each batch of 100 samples. The gold analyses were completed by FAA505 method (fire-assay with an atomic absorption finish on 50 grams of material).

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru. The Company also owns approximately 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO), and 26.7 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Technical disclosure regarding São Jorge has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements and expectations respecting the Company's expectations regarding the project and expected work programs thereat. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to complete the drill program as expected, the Company’s plans with respect to São Jorge may change as a result of further planning or otherwise,  and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2023, and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.